L'OREAL

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03 NOV 21 AM 7:21

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To :		**From :**	I.F.I.D.
Company :	S.E.C.	**2**	3 (this one included)
Fax :	+ 1 202 942 9624	**Date :**	19th November 2003
Subject :	News Release	**CC :**	

03037595

Message :

Our identification number: L'Oréal S.A. –File No 82-735
Communication of information: 12g3-2 (b)

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PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

dlw 11/21

L'ORÉAL

Press release

L'Oréal to acquire majority stake in Shu Uemura

Clichy, 19th November 2003 - The L'Oréal group today signed an agreement whereby Nihon L'Oréal K.K., the group's Japanese subsidiary, will acquire the majority shareholding in Shu Uemura Cosmetics, Inc., the company that manufactures and markets Shu Uemura brand cosmetics in Japan.

Three years after acquiring 35% of Shu Uemura's Japanese operations, Nihon L'Oréal K.K. will at the start of 2004 increase its shareholding to 52.9%, gaining management control of the company which will be consolidated by the full consolidation method. The international rights to the brand outside of Japan were already wholly acquired by the L'Oréal group at the time of the first transaction in November 2000. In 2003, the turnover of Shu Uemura in Japan should amount to € 70 million.

"Shu Uemura will now benefit fully from the research, industrial expertise, marketing innovation and commercial power of the group", commented Gilles Weil, President Luxury Products at L'Oréal. "This majority shareholding also enables L'Oréal to strengthen its position in the luxury sector in Japan, and boost the pace of this brand's expansion all over the world."

Shu Uemura, which carries the name of its founder – a pioneer not only in the art of make-up but also in the development of advanced skin cleansing and treatment products – has become one of the most celebrated cosmetics brands in Japan and several other Asian countries.

The agreement confirms the commitment of the L'Oréal group to developing Shu Uemura – the first Japanese brand in its portfolio – as a major global brand, while highlighting its specific identity and authenticity, and to making Tokyo the group's third centre of creativity after Paris and New York.

L'Oréal Corporate Communications and External Affairs
Centre Eugène Schueller – 41, rue Martre – 92 117 Clichy cedex

L'ORÉAL

Press release

The L'Oréal group is the world's number one cosmetics company with a portfolio of 17 international brands, sold in 150 countries: L'Oréal Professionnel, Redken, Matrix, L'Oréal Paris, Garnier, Maybelline, SoftSheen.Carson, Lancôme, Biotherm, Helena Rubinstein, Kiehl's, Shu Uemura, Giorgio Armani Cosmetics, Ralph Lauren and Cacharel perfumes, Vichy and La Roche-Posay. The group reported its 18th consecutive year of double-digit growth in 2002, with total sales of € 14.3 billion.

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

Analysts and Institutional Investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax : +33 (0)1.47.56.80.02

International Press
Mr Mike RUMSBY
☎ : +33 (0)1.47.56.76.71
http://www.loreal.com